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                            November 27, 2023

       Anne P. Noonan
       President and Chief Executive Officer
       Summit Materials, Inc.
       1801 California Street
       Suite 3500
       Denver, CO 80202

                                                        Re: Summit Materials,
Inc.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed November 11,
2023
                                                            File No. 001-36873

       Dear Anne P. Noonan:

              We have reviewed your November 13, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 8, 2023 letter.

       Revised Preliminary Proxy Statement on Schedule 14A Filed November 13,
2023

       Unaudited pro forma condensed combined financial information, page 100

   1. Please update the pro forma information as of the date of the most recent financial statements included in
the proxy statement. Refer to Rule 11-02(c)(1) of Regulation S-X.
       Where You Can Find Additional Information; Incorporation of Certain Documents by Referece,
       page 113

   2. Please revise to incorporate by reference your Form 10-Q for the Fiscal Quarter Ended
                                                        September 30, 2023
filed on November 2, 2023.
 Anne P. Noonan
FirstName LastNameAnne    P. Noonan
Summit Materials, Inc.
Comapany 27,
November  NameSummit
              2023      Materials, Inc.
November
Page 2    27, 2023 Page 2
FirstName LastName
Financial Statments
Argos North America Corp, page F-1

3. Please note the requirement to update target company financial statements is based on the
         registrant   s obligation to update under Rule 3-12 of Regulation S-X.
Therefore, please
         update the financial statements of Argos North America Corp as of and for the nine months ended September 30, 2023.
       Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:      Evan Rosen